April 25, 2012

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4041

Attn: Valerie J. Lithotomos

Re:	eUnits™ 2 Year U.S. Market Participation Trust II: Upside to Cap / Buffered Downside (File No. 333-179506, 811-22663)

Dear Ms. Lithotomos:

Transmitted electronically with this letter for filing pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on behalf of eUnits™ 2 Year U.S. Market Participation Trust II: Upside to Cap / Buffered Downside (the “Trust”) is Pre-Effective Amendment No. 2 to the Trust’s initial registration statement on Form N-2 relating to the Trust’s initial issuance of common shares of beneficial interest filed with the Securities and Exchange Commission (“Commission”) on February 14, 2012 (the “Registration Statement”), as amended on March 19, 2012 (“Pre-Effective Amendment No. 1”). In Pre-Effective Amendment No. 1, the Trust responded to the Staff’s comments on the initial Registration Statement.

Pre-Effective Amendment No. 2 transmitted with this letter contains a conformed signature page, the manually executed original of which is maintained at the offices of the Trust.

It is expected that the Trust will file a pre-effective amendment during the week of May 21, 2012 registering additional shares along with a request for acceleration of effectiveness of the Registration Statement.

Please feel free to call me at any time at (617) 672-8157.

Sincerely,

/s/  Stephanie E. Rosander

Stephanie E. Rosander

Enclosures

cc:	Richard Pfordte
Securities and Exchange Commission, Division of Investment Management
Frederick S. Marius
Eaton Vance Management
Mark P. Goshko
K&L Gates LLP
Clair E. Pagnano
K&L Gates LLP